Exhibit 4.3

SECOND AMENDMENT TO THE PROGRESSIVE CORPORATION

2010 EQUITY INCENTIVE PLAN

WHEREAS, The Progressive Corporation 2010 Equity Incentive Plan, as previously amended (the “Plan”) has been approved by the Board of Directors and will be submitted to shareholders for approval at the Company’s upcoming Annual Meeting of Shareholders; and

WHEREAS, it is deemed desirable to amend the Plan;

NOW, THEREFORE, the Plan is hereby amended as follows:

1.	Section 8(d) of the Plan is hereby amended and restated in its entirety as follows:

(d) Buyout Provisions. The Company, based on such terms and conditions as may be approved by the Committee in its discretion, at any time may buy out, for a payment in cash, any Option previously granted, based on such terms and conditions as the Committee shall establish and agree upon with the Participant, provided that: (i) no such buy out shall be permitted if the Option Exercise Price of the applicable Option is higher than the Fair Market Value of the Stock on the date of such transaction; and (ii) no such transaction involving a Section 16 Participant shall be structured or effected in a manner that would violate, or result in any liability on the part of the Participant under, Section 16 of the Exchange Act or the rules and regulations promulgated thereunder.

2.	Section 9(b)(vi) of the Plan is hereby amended and restated in its entirety as follows:

(vi) Unless varied by the Committee, Stock Appreciation Rights shall be subject to the terms and conditions specified for Stock Options in Sections 8(b)(vi) and (vii), and 8(d), except that: (A) a buy out shall not be permitted if the exercise price applicable to such Stock Appreciation Right is higher than the Fair Market Value of the Stock on the date of such transaction; and (B) the terms and conditions applicable to any Stock Appreciation Right held by a Section 16 Participant shall not be varied in a manner that would cause the exercise or cancellation of such Stock Appreciation Right to fail to qualify for any applicable exemption from Section 16(b) of the Exchange Act provided by Rule 16b-3 thereunder.

3.	Except as expressly modified hereby, the terms of the Plan shall be unchanged.